UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 15, 2023

CIIG CAPITAL PARTNERS II, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40802	86-1477978
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 West 57th Street, 29th Floor New York, NY	10019
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 796-4796

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name on each exchange on which is registered:
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Warrant	CIIGU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	CIIG	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	CIIGW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 15, 2023, CIIG Capital Partners II, Inc. a Delaware corporation (“CIIG II” or the “Company”) issued unsecured convertible promissory notes (the “Extension Notes”) in the principal aggregate amount of $479,166.67 to affiliates of entities managed by an anchor investor (each a “lender”) in connection with the extension of the date by which the Company has to consummate a business combination from March 17, 2023 to September 17, 2023 (the “Extension”). On March 17, 2023, the Company issued an Extension Note in the principal amount of $2,395,833.33 to the Company’s sponsor, CIIG Management II LLC, a Delaware limited liability company (the “Sponsor” and a “lender”) in connection with the Extension.

The Extension Notes do not bear any interest, and the loans under the Extension Notes may be converted into private placement warrants (the “Extension Loan Warrants”) at a price of $1.00 per warrant, at the option of the lenders, with such Extension Loan Warrants having identical terms as the private placement warrants issued in connection with the private placement that was consummated in connection with the Company’s initial public offering (“IPO”). The Company issued the Extension Notes in consideration for loans from the lenders to fund the amount that the Company agreed to deposit into the Company’s trust account established in connection with its IPO (the “Trust Account”).

Unless converted at the option of the lenders into Extension Loan Warrants, the Company must repay the outstanding principal amount of the Extension Notes on the earlier of: (i) the date on which the initial business combination is consummated or (ii) the effective date that the Company is wound up. The Company may repay the principal amount of the Extension Notes out of the proceeds of the Trust Account, if any, released to the Company.

The foregoing description of the Extension Notes is qualified in its entirety by reference to the form of Extension Note, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 8.01.	Other Events.

On March 14, 2023, the Company issued a press release announcing that its Sponsor notified the Company of the Sponsor’s intention to deposit an aggregate of $2,875,000 into the Company’s trust account, representing $0.10 per public share, on or prior to March 17, 2023 (the “Deposit”). The Deposit is required to extend the period of time the Company has to consummate an initial business combination (the “Business Combination”) by a period of six months from March 17, 2023, the current deadline, to September 17, 2023. The Extension is permitted under the Company’s governing documents. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On March 17, 2023, the Company issued a press release announcing that the Company timely deposited an additional $2,875,000 (the “Extension Payment”) into the Company’s trust account for its public stockholders. This deposit enables the Company to extend the date by which the Company has to complete a Business Combination from March 17, 2023 to September 17, 2023. The Extension complies with the Amended and Restated Sponsor Agreement and the definitive Merger Agreement, both dated November 22, 2022. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On March 20, 2023, the Company issued a press release announcing that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the registration statement on Form F-4 (File No. 333-268857) of Zapp Electric Vehicles Group Limited (“Pubco”), which includes a definitive proxy statement/prospectus in connection with CIIG

II’s special meeting of stockholders (the “Special Meeting”) to consider the previously announced proposed Business Combination with Zapp Electric Vehicles Limited (“Zapp”). Additionally, CIIG II announced that it has set a record date of February 13, 2023 and a meeting date of April 12, 2023 for its Special Meeting. A copy of the press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Forward-Looking Statements

This Form 8-K contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed Business Combination between Zapp, CIIG II and Pubco, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CIIG II, (iv) the risk that CIIG II may not have sufficient funds to consummate the Business Combination, (v) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (viii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Zapp, Pubco, CIIG II or their respective directors or officers related to the proposed Business Combination, (x) the ability of Pubco, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (xi) volatility in the price of the securities of Pubco, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive electric vehicle industry, (xiv) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xvi) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvii) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form F-4, CIIG II’s Annual Report on Form 10-K and other documents filed by Pubco, CIIG II or a successor thereto from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this Form 8-K represent the views of Zapp, Pubco and CIIG II as of the date of this Form 8-K. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this Form 8-K are qualified by these cautionary statements. Zapp, Pubco and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, Pubco nor CIIG II gives any assurance that Zapp, Pubco or CIIG II will achieve its expectations. The inclusion of any statement in this Form 8-K does not constitute an admission by Zapp, Pubco or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This Form 8-K relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, Pubco filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on December 16, 2022, which included a preliminary proxy statement of CIIG II and a preliminary prospectus of Pubco. The SEC declared the Registration Statement effective on March 17, 2023, and CIIG II has mailed a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). Pubco and CIIG II may also file other documents with the SEC regarding the Business Combination. Before making any voting decision, CIIG II stockholders and other interested persons are urged to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, Pubco, CIIG II and the Business Combination.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CIIG II may be obtained free of charge from CIIG II’s website at https://ciigpartners.com or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions is set forth in the proxy statement/prospectus. You can find more information about CIIG II’s directors and executive officers in CIIG II’s Annual Report on Form 10-K, filed with the SEC on February 14, 2023, and in the proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This Form 8-K is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Pubco, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this Form 8-K have not been reviewed by any regulatory authority in any jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibits

10.1	Form of Promissory Note, dated March 15, 2023.

99.1	Press Release, dated March 14, 2023.

99.2	Press Release, dated March 17, 2023.

99.3	Press Release, dated March 20, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL documents).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 20, 2023

CIIG CAPITAL PARTNERS II, INC.

By:	/s/ Michael Minnick
Name:	Michael Minnick
Title:	Co-Chief Executive Officer

Exhibit 10.1

THIS PROMISSORY NOTE (THIS “NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE MAKER THAT SUCH REGISTRATION IS NOT REQUIRED.

FORM OF PROMISSORY NOTE

Principal Amount: $[ ]	Dated as of March [ ], 2023
New York, New York

CIIG Capital Partners II, Inc., a Delaware corporation (“Maker”), promises to pay to the order of [ ], or its registered assigns or successors in interest (“Payee”), or order, the principal sum of [ ] ($[ ]) or such lesser amount as shall have been advanced by Payee to Maker and shall remain unpaid under this Note on the Maturity Date (as defined below) in lawful money of the United States of America, on the terms and conditions described below. This Note is being made in connection with the deposit to extend the termination date of the Trust Account (as defined below) of March 17, 2023 for an additional six (6) months to September 17, 2023 (the “Extension”) pursuant to the Investment Management Trust Agreement, dated as of September 14, 2021 (the “Trust Agreement”), by and between Maker and Continental Stock Transfer & Trust Company, a New York corporation. All payments on this Note shall be made by wire transfer of immediately available funds or as otherwise determined by Maker to such account as Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Principal. The entire unpaid principal balance of this Note shall be payable on the earlier of: (i) the date on which Maker consummates an initial business combination (the “Business Combination”) and (ii) the date that the winding up of Maker is effective (such earlier date, the “Maturity Date”). The principal balance may be prepaid at any time by Maker, at its election and without premium or penalty. Under no circumstances shall any individual, including but not limited to any officer, director, employee or shareholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2. Interest. No interest shall accrue on the unpaid principal balance of this Note.

3. Optional Conversion.

(a) Upon consummation of the Business Combination and at Payee’s option, Payee may elect, by written notice to Maker, to convert up to [ ] ($[ ]) of this Note into that number of warrants (the “Conversion Warrants”) to purchase a number of shares of Class A Common Stock, par value $0.0001 per share, of Maker equal to: (i) the portion of the principal amount of this Note being converted pursuant to this Section 3, divided by (ii) $1.00. The Conversion Warrants shall be identical to the warrants issued by Maker to Payee in a private placement upon the consummation of Maker’s initial public offering (the “IPO”). The Conversion Warrants and their underlying securities, and any other equity security of Maker issued or issuable with respect to the foregoing by way of a share dividend or share split or in connection with a combination of shares recapitalization, amalgamation, consolidation or reorganization, shall be entitled to registration rights on the same terms as the registration rights with respect to the private placement warrants set forth in that certain Registration Rights Agreement, dated as of September 14, 2021, by and among Maker, Payee and the other parties thereto.

(b) Upon any complete or partial conversion of the principal amount of this Note (i) such principal amount shall be so converted and such converted portion of this Note shall become fully paid and satisfied, (ii) Payee shall surrender and deliver this Note, duly endorsed, to Maker or such other address which Maker shall designate against delivery of the Conversion Warrants, (iii) Maker shall promptly deliver a new duly executed Note to Payee in the principal amount that remains outstanding, if any, after giving effect to any such conversion and (iv) in exchange for all or any portion of the surrendered Note described in Section 3(a), Maker shall, at the direction of Payee, deliver to Payee (or its members or their respective affiliates) (Payee or such other persons, the “Holders”) the Conversion Warrants, which shall bear such legends as are required, in the opinion of counsel to Maker or by any other agreement between Maker and Payee and applicable state and federal securities laws.

(c) The Holders shall pay any and all issue and other taxes that may be payable with respect to any issue or delivery of the Conversion Warrants upon conversion of this Note pursuant hereto; provided, however, that Payee shall pay any transfer taxes resulting from any transfer requested by the Holders in connection with any such conversion.

(d) The Conversion Warrants shall not be issued upon conversion of this Note unless such issuance and such conversion comply with all applicable provisions of law.

4. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

5. Use of Proceeds. On or prior to the date of this Note, the Payee shall remit the full principal amount to the Maker. The Maker hereby represents, warrants and covenants to the Payee, that the entire principal amount will be used by the Maker solely for purposes of making a payment pursuant to the Trust Agreement for the Extension.

6. Events of Default. The following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by Maker to pay any principal amount due pursuant to this Note within five (5) business days of the Maturity Date.

(b) Breach of Use of Proceeds. Failure by Maker to comply with the provisions of Section 5 of this Note.

(c) Voluntary Bankruptcy, Etc. The commencement by Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of Maker generally to pay its debts as such debts become due, or the taking of corporate action by Maker in furtherance of any of the foregoing.

(d) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having competent jurisdiction in respect of Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

7. Remedies.

(a) Upon the occurrence of an Event of Default specified in Section 6(a) or Section 6(b) hereof, Payee may, by written notice to Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence of an Event of Default specified in Sections 6(c) or 6(d), the unpaid principal balance of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of Payee.

8. Enforcement Costs. In case any principal of this Note is not paid when due, Maker shall be liable for all costs of enforcement and collection of this Note incurred by the Payee and any other Holders, including, but not limited to, reasonable attorneys’ fees and expenses.

9. Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

10. Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder. Any failure of the Payee to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other right at any time and from time to time thereafter. The Payee may accept late payments, or partial payments, even though marked “payment in full” or containing words of similar import or other conditions, without waiving any of its rights.

11. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be: in writing and delivered (i) personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party and (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

12. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

13. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14. Trust Waiver. Notwithstanding anything herein to the contrary, Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any distribution of or from the trust account (the “Trust Account”) established in connection with the IPO, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever; provided however that Maker, may, in its sole discretion, repay the principal balance of this Note out of the proceeds released to Maker from the Trust Account in connection with a Business Combination. Notwithstanding the foregoing, the Payee does not waive any Claims, and does not waive its rights to seek recourse, reimbursement, payment or satisfaction for any Claim, against the Trust Account for distributions of remaining funds released to the Maker from the Trust Account following redemptions or other distributions to Maker’s public stockholders.

15. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of Maker and Payee.

16. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void; provided, that upon the announcement of a Business Combination or occurrence and/or during the continuation of an Event of Default, Payee shall have the right to assign this Note in its discretion without the consent of Maker upon reasonable written notice thereof to Maker.

[Signature page follows]

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

CIIG Capital Partners II, Inc.

By:
Name:	Michael Minnick
Title:	Co-Chief Executive Officer

Acknowledged and Agreed to

as of the date first written above.

Payee

By:
Name:
Title:

Exhibit 99.1

CIIG Capital Partners II, Inc. Announces Intention of Sponsor to Deposit Funds to Extend Period to

Consummate Initial Business Combination

NEW YORK, Mar. 14, 2023—(GLOBE NEWSWIRE) – CIIG Capital Partners II, Inc. (Nasdaq: CIIG) (“CIIG II” or the “Company”) today announced that CIIG Management II LLC (the “Sponsor”) has notified the Company of its intention to deposit an aggregate of $2,875,000 into the Company’s trust account, representing $0.10 per public share, on or prior to March 17, 2023 (the “Deposit”). The Deposit is required to extend the period of time the Company has to consummate an initial business combination by a period of six months from March 17, 2023, the current deadline, to September 17, 2023 (the “Extension”). The Extension is permitted under the Company’s governing documents.

Proposed Business Combination

On November 22, 2022, Zapp Electric Vehicles Limited (“Zapp”) and CIIG II, announced that they have entered into a definitive merger agreement (the “Merger Agreement”). Upon closing of the transaction contemplated by the Merger Agreement (the “Business Combination”), the combined company, Zapp Electric Vehicles Group Limited (“Pubco”), a Cayman Islands exempted company, is expected to list its ordinary shares on the Nasdaq under the ticker symbol “ZAPP”. The Business Combination is expected to close in the first half of 2023, subject to stockholder approvals and other customary closing conditions.

About CIIG Capital Partners II, Inc.

CIIG Capital Partners II, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG II’s units, Class A common stock and warrants trade on the Nasdaq under the ticker symbols “CIIGU,” “CIIG,” and “CIIGW” respectively.

About Zapp

Zapp Electric Vehicles Limited is a British company – run by a team of experts from the mobility industry – on a mission to redefine the electric two-wheeler segment. Zapp created the i300 as an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers expected to come to market from Zapp. Zapp is expected to operate a high-quality direct-to-customer (DTC) experience called DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by “Zappers” who provide at-home inspection, service and support throughout the vehicle ownership lifecycle.

Investor Relations Contact:

Gateway Investor Relations

Cody Slach, Ralf Esper

(949) 574-3860

zapp@gatewayir.com

North America Media Relations Contact:

Gateway PR

Zach Kadletz

(949) 574-3860

zapp@gatewayir.com

Global Media Relations Contact:

Influence

Lisa Palmer

+ 44 (0) 7956 710028

pr@zappev.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed Business Combination between Zapp, CIIG II and Pubco, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by CIIG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CIIG II, (iv) the risk that CIIG II may not have sufficient funds to consummate the Business Combination, (v) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (viii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Zapp, Pubco, CIIG II or their respective directors or officers related to the proposed Business Combination, (x) the ability of Pubco, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (xi) volatility in the price of the securities of Pubco, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive electric vehicle industry, (xiv) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xvi) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvii) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form F-4, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by Pubco, CIIG II or a successor thereto from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of Zapp, Pubco and CIIG II as of the date of this document. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, Pubco and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, Pubco nor CIIG II gives any assurance that Zapp, Pubco or CIIG II will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp, Pubco or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, Pubco filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on December 16, 2022, which included a preliminary proxy statement of CIIG II and a preliminary prospectus of Pubco, and after the Registration Statement is declared effective, CIIG II will mail a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). Pubco and CIIG II may also file other documents with the SEC regarding the Business Combination. Before making any voting decision, CIIG II stockholders and other interested persons are urged to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, Pubco, CIIG II and the Business Combination.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CIIG II may be obtained free of charge from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions is set forth in the proxy statement/prospectus. You can find more information about CIIG II’s directors and executive officers in CIIG II’s Annual Report on Form 10-K, filed with the SEC on February 14, 2023, and in the proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Pubco, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.

Exhibit 99.2

CIIG Capital Partners II, Inc. Confirms Funding and Extension of Deadline to Complete Initial Business Combination

NEW YORK, March 17, 2023 (GLOBE NEWSIRE) – CIIG Capital Partners II, Inc. (Nasdaq: CIIG) (“CIIG II” or the “Company”) today announced that on March 17, 2023, it has timely deposited an additional $2,875,000 (the “Extension Payment”) into the Company’s trust account for its public stockholders. This deposit enables the Company to extend the date by which the Company has to complete an initial business combination by a period of six months from March 17, 2023 to September 17, 2023 (the “Extension”). The Extension complies with the Amended and Restated Sponsor Agreement and the definitive Merger Agreement (the “Merger Agreement”), both dated November 22, 2022.

Proposed Business Combination

On November 22, 2022, Zapp Electric Vehicles Limited (“Zapp”) and CIIG II, announced that they have entered into a Merger Agreement. Upon closing of the transaction contemplated by the Merger Agreement (the “Business Combination”), the combined company, Zapp Electric Vehicles Group Limited (“Pubco”), a Cayman Islands exempted company, is expected to list its ordinary shares on the Nasdaq under the ticker symbol “ZAPP”. The Business Combination is expected to close in the first half of 2023, subject to stockholder approvals and other customary closing conditions. If you have any questions regarding the special meeting of stockholders related to the Business Combination, please call our proxy solicitor, Morrow Sodali LLC, at (800) 662-5200, and banks and brokers may reach Morrow Sodali LLC, at (203) 658-9400, or email at CIIG.info@investor.morrowsodali.com.

About CIIG Capital Partners II, Inc.

CIIG Capital Partners II, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG II’s units, Class A common stock and warrants trade on the Nasdaq under the ticker symbols “CIIGU,” “CIIG,” and “CIIGW” respectively.

About Zapp

Zapp Electric Vehicles Limited is a British company – run by a team of experts from the mobility industry – on a mission to redefine the electric two-wheeler segment. Zapp created the i300 as an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers expected to come to market from Zapp. Zapp is expected to operate a high-quality direct-to-customer (DTC) experience called DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by “Zappers” who provide at-home inspection, service and support throughout the vehicle ownership lifecycle.

Investor Relations Contact:

Gateway Investor Relations

Cody Slach, Ralf Esper

(949) 574-3860

zapp@gatewayir.com

North America Media Relations Contact:

Gateway PR

Zach Kadletz

(949) 574-3860

zapp@gatewayir.com

Global Media Relations Contact:

Influence

Lisa Palmer

+ 44 (0) 7956 710028

pr@zappev.com

Proxy Solicitor Contact:

Morrow Sodali LLC

(800) 662-5200

Banks and brokers can call collect at (203) 658-9400

CIIG.info@investor.morrowsodali.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed Business Combination between Zapp, CIIG II and Pubco, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CIIG II, (iv) the risk that CIIG II may not have sufficient funds to consummate the Business Combination, (v) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (viii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Zapp, Pubco, CIIG II or their respective directors or officers related to the proposed Business Combination, (x) the ability of Pubco, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (xi) volatility in the price of the securities of Pubco, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive electric vehicle industry, (xiv) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xvi) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvii) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form F-4, CIIG II’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q and other documents filed by Pubco, CIIG II or a successor thereto from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of Zapp, Pubco and CIIG II as of the date of this document. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, Pubco and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, Pubco nor CIIG II gives any assurance that Zapp, Pubco or CIIG II will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp, Pubco or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, Pubco filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on December 16, 2022, which included a preliminary proxy statement of CIIG II and a preliminary prospectus of Pubco. The SEC declared the Registration Statement effective on March 17, 2023, and CIIG II has mailed a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). Pubco and CIIG II may also file other documents with the SEC regarding the Business Combination. Before making any voting decision, CIIG II stockholders and other interested persons are urged to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, Pubco, CIIG II and the Business Combination.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CIIG II may be obtained free of charge from CIIG II’s website at https://ciigpartners.com/ or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions is set forth in the proxy statement/prospectus. You can find more information about CIIG II’s directors and executive officers in CIIG II’s Annual Report on Form 10-K, filed with the SEC on February 14, 2023, and in the proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Pubco, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.

Exhibit 99.3

CIIG Capital Partners II, Inc. Announces Registration Statement In Connection With Its Proposed Business Combination With Zapp Electric Vehicles Limited Has Been Declared Effective And Sets The Record Date And Meeting Date For The Special Meeting Of Stockholders

•	Special meeting of stockholders to approve proposed business combination with Zapp Electric Vehicles Limited to be held on April 12, 2023

•	Record date for special meeting is February 13, 2023

•	Upon closing, Zapp Electric Vehicles Group Limited ordinary shares and warrants will be listed on Nasdaq under the new ticker symbols “ZAPP” and “ZAPPW”

NEW YORK and LONDON, March 20, 2023 – (GLOBE NEWSWIRE) – CIIG Capital Partners II, Inc. (Nasdaq: CIIG) (“CIIG II”) today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the registration statement on Form F-4 (File No. 333-268857) (as amended, the “Registration Statement”) of Zapp Electric Vehicles Group Limited (“Pubco”), which includes a definitive proxy statement/prospectus in connection with CIIG II’s special meeting of stockholders (the “Special Meeting”) to consider the previously announced proposed business combination (the “Business Combination”) with Zapp Electric Vehicles Limited (“Zapp”). Additionally, CIIG II today announced that it has set a record date of February 13, 2023 (the “Record Date”) and a meeting date of April 12, 2023 for its Special Meeting.

CIIG II’s stockholders of record at the close of business on the Record Date are entitled to receive notice of the Special Meeting and to vote the shares of common stock of CIIG II owned by them at the Special Meeting. In connection with the Special Meeting, CIIG II’s stockholders that wish to exercise their redemption rights must do so no later than 5:00 p.m. ET on April 10, 2023 by following the procedures specified in the definitive proxy statement/prospectus for the Special Meeting. There is no requirement that stockholders affirmatively vote for or against the Business Combination at the Special Meeting in order to redeem their shares for cash.

As announced previously, the Business Combination is to be effected through a newly created holding company, Pubco, and CIIG II and Zapp will become wholly-owned subsidiaries of Pubco upon the consummation of the Business Combination. CIIG II’s Class A common stock is currently traded on Nasdaq under the symbol “CIIG.” In connection with the closing of the transaction, Pubco ordinary shares and warrants will be Nasdaq-listed under the new ticker symbols “ZAPP” and “ZAPPW,” respectively.

The Record Date determines the holders of CIIG II’s common stock entitled to receive notice of and to vote at the Special Meeting, and at any adjournment or postponement thereof, whereby stockholders will be asked to approve and adopt the Business Combination, and such other proposals as disclosed in the definitive proxy statement included in the Registration Statement. If the Business Combination is approved by CIIG II stockholders, CIIG II anticipates closing the Business Combination shortly after the Special Meeting, subject to the satisfaction or waiver (as applicable) of all other closing conditions.

The Special Meeting will take place at 12:00 p.m., Eastern Time, on April 12, 2023 in person at the offices of Orrick, Herrington & Sutcliffe LLP, located at 51 West 52nd Street, New York, New York 10019. CIIG II encourages its stockholders entitled to vote at the Special Meeting to vote their shares via proxy in advance of the Special Meeting by following the instructions on the proxy card.

Stockholders that hold shares in “street name,” which means shares are held of record by a broker, bank or nominee, should contact the relevant broker, bank or nominee as soon as possible to ensure that votes related to such beneficially owned shares are properly voted.

If any CIIG II stockholder of record at the close of business on the Record Date has any questions regarding the Special Meeting, needs assistance voting their shares or does not receive the definitive proxy statement/prospectus, such stockholder should (i) confirm the status of his or her definitive proxy statement/prospectus with his or her broker or (ii) call our proxy solicitor, Morrow Sodali LLC, at (800) 662-5200, and banks and brokers may reach Morrow Sodali LLC at (203) 658-9400, or email at CIIG.info@investor.morrowsodali.com.

A list of CIIG II stockholders entitled to vote at the Special Meeting will be open to the examination of any CIIG II stockholder, for any purpose germane to the Special Meeting, during regular business hours for a period of ten calendar days before the Special Meeting.

About CIIG Capital Partners II, Inc.

CIIG Capital Partners II, Inc. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CIIG II’s units, Class A common stock and warrants trade on the Nasdaq under the ticker symbols “CIIGU,” “CIIG,” and “CIIGW” respectively.

About Zapp

Zapp Electric Vehicles Limited is a British company – run by a team of experts from the mobility industry – on a mission to redefine the electric two-wheeler segment. Zapp created the i300 as an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers expected to come to market from Zapp. Zapp is expected to operate a high-quality direct-to-customer (DTC) experience called DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by “Zappers” who provide at-home inspection, service and support throughout the vehicle ownership lifecycle.

Investor Relations Contact:

Gateway Investor Relations

Cody Slach, Ralf Esper

(949) 574-3860

zapp@gatewayir.com

North America Media Relations Contact:

Gateway PR

Zach Kadletz

(949) 574-3860

zapp@gatewayir.com

Global Media Relations Contact:

Influence

Nick Francis

+44 7767615115

pr@zappev.com

Proxy Solicitor Contact:

Morrow Sodali LLC

(800) 662-5200

Banks and brokers can call collect at (203) 658-9400

CIIG.info@investor.morrowsodali.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed Business Combination between Zapp, CIIG II and Pubco, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the anticipated growth in the industry in which Zapp operates and anticipated growth in demand for Zapp’s products, projections of Zapp’s future financial results and possible growth opportunities for Zapp. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CIIG II’s securities, (ii) the risk that the transaction may not be completed by CIIG II’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of CIIG II, (iv) the risk that CIIG II may not have sufficient funds to consummate the Business Combination, (v) the lack of a third party valuation in determining whether or not to pursue the proposed Business Combination, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Zapp’s business relationships, performance, and business generally, (viii) risks that the proposed Business Combination disrupts current plans of Zapp or diverts management’s attention from Zapp’s ongoing business operations and potential difficulties in Zapp’s employee retention as a result of the proposed Business Combination, (ix) the outcome of any legal proceedings that may be instituted against Zapp, Pubco, CIIG II or their respective directors or officers related to the proposed Business Combination, (x) the ability of Pubco, CIIG II or a successor thereto to maintain the listing of its securities on The Nasdaq Stock Market LLC, (xi) volatility in the price of the securities of Pubco, CIIG II or a successor thereto due to a variety of factors, including changes in the competitive and highly regulated industries in which Zapp plans to operate, variations in performance across competitors, changes in laws and regulations affecting Zapp’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities, (xiii) the risk of downturns in the highly competitive electric vehicle industry, (xiv) the ability of Zapp to build the Zapp brand and consumers’ recognition, acceptance and adoption of the Zapp brand, (xv) the risk that Zapp may be unable to develop and manufacture electric vehicles of sufficient quality and on schedule and scale, that would appeal to a large customer base, (xvi) the risk that Zapp has a limited operating history, has not yet released a commercially available electric vehicle and does not have experience manufacturing or selling a commercial product at scale and (xvii) the risk that Zapp may not be able to effectively manage its growth, including its design, research, development and maintenance capabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Pubco’s registration statement on Form F-4, CIIG II’s Annual Report on Form 10-K and other documents filed by Pubco, CIIG II or a successor thereto from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The forward-looking statements in this document represent the views of Zapp, Pubco and CIIG II as of the date of this document. Subsequent events and developments may cause that view to change. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. Zapp, Pubco and CIIG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Zapp, Pubco nor CIIG II gives any assurance that Zapp, Pubco or CIIG II will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp, Pubco or CIIG II or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

This document relates to the proposed Business Combination between CIIG II, Pubco and Zapp. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. In connection with the Business Combination, Pubco filed a registration statement on Form F-4 with the SEC (as may be amended from time to time, the “Registration Statement”) on December 16, 2022, which included a preliminary proxy statement of CIIG II and a preliminary prospectus of Pubco. The SEC declared the Registration Statement effective on March 17, 2023, and CIIG II has mailed a definitive proxy statement relating to the Business Combination to CIIG II’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, contains important information about the Business Combination and the other matters to be voted upon at a meeting of CIIG II’s stockholders to be held to approve the Business Combination (and related matters). Pubco and CIIG II may also file other documents with the SEC regarding the Business Combination. Before making any voting decision, CIIG II stockholders and other interested persons are urged to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, and other documents filed in connection with the Business Combination, as these materials will contain important information about Zapp, Pubco, CIIG II and the Business Combination.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CIIG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by CIIG II may be obtained free of charge from CIIG II’s website at https://ciigpartners.com or by written request to CIIG II at 40 West 57th Street, 29th Floor, New York, New York 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CIIG II, Pubco and Zapp and their respective directors and officers may be deemed to be participants in the solicitation of proxies from CIIG II’s stockholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CIIG II’s stockholders in connection with the proposed transactions is set forth in the proxy statement/prospectus. You can find more information about CIIG II’s directors and executive officers in CIIG II’s Annual Report on Form 10-K, filed with the SEC on February 14, 2023, and in the proxy statement/prospectus. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding section.

No Offer or Solicitation

This document is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Pubco, Zapp, CIIG II or any of their respective affiliates. No such offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom. The contents of this document have not been reviewed by any regulatory authority in any jurisdiction.